MeiraGTx Holdings plc

430 East 29th Street, 10th Floor

New York, NY 10016

June 5, 2018

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor

Re:	MeiraGTx Holdings plc
Registration Statement on Form S-1
Filed May 14, 2018
File No. 333-224914

Dear Mr. Gabor:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 7, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as MeiraGTx Holdings plc (the “Company”) or its counsel may request via telephone call to the staff. Please contact Keith Halverstam of Latham & Watkins LLP, counsel to the Company, at (212) 906-1761, or in his absence, Peter Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

MeiraGTx Holdings plc

By: /s/ Alexandria Forbes, Ph.D.

Alexandria Forbes, Ph.D.

President and Chief Executive Officer

cc:	Peter N. Handrinos, Esq.
Keith Halverstam, Esq.